Exhibit 99.1

OATLY NAMES JEAN-CHRISTOPHE FLATIN CHIEF EXECUTIVE OFFICER

ACCOMPLISHED BUSINESS LEADER PROMOTED FROM GLOBAL PRESIDENT;

TONI PETERSSON TRANSITIONS TO CO-CHAIRMAN OF BOARD OF DIRECTORS

MALMÖ, Sweden May 9, 2023 – Oatly Group AB (Nasdaq: OTLY)(“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced Global President Jean-Christophe Flatin will become the company’s next Chief Executive Officer (CEO) effective June 1, 2023. Toni Petersson, who has served as CEO since 2012, will then transition to the role of Co-Chairman of the Board of Directors.

Since joining Oatly a year ago, Mr. Flatin has led several initiatives with Chief Operating Officer Daniel Ordoñez that have resulted in immediate, positive impacts for the Company. This includes simplifying the Company’s organizational structure, driving cost and resource efficiencies across all regions, and instituting a new operating model that sets the stage for future profitable growth.

“I am humbled and honored by the opportunity to lead this great organization. Oatly is a once-in-a-generation company with the teams, purpose, and products that are second to none. We have all the elements in place to strengthen our leadership position in multiple markets and fuel the societal shift to a more sustainable plant-based food system,” commented Flatin. “I would like to thank Toni and the Board of Directors for their confidence and trust, and our employees for welcoming me so warmly. I’m excited to continue to partner with our entire leadership team to unlock Oatly’s full potential and drive long-term shareholder value.”

“Jean-Christophe is a proven leader and the ideal person to help usher Oatly in our next phase. He has already strengthened our Company for the better by putting our supply chain back on firmer footing, renewing our focus on innovation, and enabling our organization to go on offense to drive profitable growth,” remarked Petersson. “I’m incredibly proud of what Oatly has accomplished as a Company over the last decade –– building an entirely new category, growing our portfolio of innovative products, and establishing a global brand with a singularly unique identity and voice. I look forward to continuing to work with Jean-Christophe, the Board, and the entire Oatly team to realize our long-term mission to make it easier for people to live healthier lives without recklessly taxing the planet’s resources.”

In his new role as Co-Chairman of the Board, Mr. Petersson will provide support to Mr. Flatin during the transition period and focus on strategic initiatives, including advising on Oatly’s China business and championing Oatly’s unique company culture and vision. Eric Melloul will continue as Co-Chairman of the Board of Oatly, and will execute the duties and responsibilities of chairman under applicable law.

“Both Toni and the Board conducted a thorough succession planning process when bringing Jean-Christophe into the Oatly family last year, and we are delighted to appoint him as the next CEO of Oatly. He shares the same values Toni has instilled in the company and brings deep industry experience, a passion for scaling businesses, and nurturing collaborative work environments. These attributes, combined with his positive impact as Global President, make him the right successor to lead Oatly into an exciting future,” added Melloul. “For over a decade, Toni has led Oatly with tremendous vision, leadership, and commitment, all of which propelled Oatly from a niche local brand to a global force leading the plant-based movement. I am thrilled to partner with him as Co-Chairman.”

Oatly has experienced significant growth in recent years – more than tripling in revenue since 2019. The company continues to see strong demand for its products worldwide, with Oatly ranking as the top Oatmilk brand with the highest velocity of all non-dairy alternatives and a leading sales driver in both the oat and non-dairy milk categories in multiple countries. The Company continues to expand its presence in foodservice and retail, including the recent announcement of major partnerships with McDonald’s Austria, Swiss Air and leading Nordics and Baltics real estate developer, Reitan.

About Jean-Christophe Flatin

Mr. Flatin joined Oatly with over 30 years of experience at Mars, which included managing high-growth brands and leading global organizations. At Mars, Mr. Flatin led the multi-billion dollar growth of the Royal Canin cat and dog food business as Global CEO and President, and managed multiple global brands as President of the Global Chocolate division. Most recently, he served as President of Innovation, Science, Technology, and Mars Edge, a new entrepreneurial segment of Mars.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

Forward looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, the changes to executive management and the board, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; any failure to obtain necessary capital when needed on acceptable terms; a cybersecurity incident or other technology disruptions; changing consumer preferences and our ability to adapt to new or changing preferences; and the other important factors discussed under the caption “Risk Factors” in Oatly’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 19, 2023 and other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com